November 26, 2019

Robert J. Dzielak
Chief Legal Officer and Secretary
Expedia Group, Inc.
1111 Expedia Group Way W.
Seattle, WA 98119

       Re: Expedia Group, Inc.
           Registration Statement on Form S-4
           Filed November 19, 2019
           File No. 333-234777

Dear Mr. Dzielak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Kathryn Gettles-Atwa